04019691

D STATES
:CHANGE COMMISSION
,n, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAY 2 8 2004
WASH, D.C. 105 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 AND ENDING March 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	NEW YORK	10281-1198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALBERT MEO **(212) 667-9321**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Lawrence A. Wagner**, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition pertaining to the firm of Nomura Securities International, Inc., as of March 31, 2004, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public
MATTHEW BROMBERG
NOTARY PUBLIC-STATE OF NEW YORK
Registration No: 02BR6052096
Qualified in New York County
My Commission Expires January 29, 2007

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (q) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (r) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Nomura Securities International, Inc.
(a subsidiary of Nomura Holding America Inc.)

March 31, 2004
with Report of Independent Auditors

Nomura Securities International, Inc.
Statement of Financial Condition

March 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors
of Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 21, 2004

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2004
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 918,203
Cash and securities segregated pursuant to federal regulations		365,178
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$ 25,660,248	
Securities borrowed	18,682,905	
		44,343,153
Financial instruments owned (approximately $10,900,474 were pledged to various parties):		
Equity securities	7,965,816	
U. S. government and agency securities	7,277,881	
Corporate debt and collateralized mortgage obligations	2,446,369	
Options	41,404	
		17,731,470
Receivables:		
Brokers, dealers and clearing organizations	398,537	
Interest and dividends	100,745	
Customers	36,533	
		535,815
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $40,523		17,093
Other assets		40,306
Total assets		$ 63,951,218

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Statement of Financial Condition (continued)

March 31, 2004
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase	$ 39,860,399	
Securities loaned	16,878,676	
Bank borrowings	4,824	
		$ 56,743,899
Financial instruments sold, not yet purchased:		
U.S. government and agency securities	1,723,945	
Equity securities	1,047,766	
Corporate debt and collateralized mortgage obligations	234,462	
Options	40,330	
		3,046,503
Payables:		
Brokers, dealers and clearing organizations	1,687,375	
Customers	257,455	
Compensation and benefits	142,044	
Interest and dividends	47,028	
Other	94,505	
		2,228,407
Total liabilities		62,018,809
Commitments and contingencies		
Subordinated borrowings		1,450,000
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	-	
Additional paid-in capital	750,000	
Accumulated deficit	(267,591)	
Total stockholder's equity		482,409
Total liabilities and stockholder's equity		$ 63,951,218

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Statement of Financial Condition

March 31, 2004

1. Organization

Nomura Securities International, Inc. (the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA"), which is wholly owned by Nomura Holdings, Inc. ("NHI"). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the New York Stock Exchange, Inc. ("NYSE") and other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

2. Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates while revenue and expense accounts are translated as average rates of exchange for the year. Gains and losses resulting from non-U.S. dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition at market or fair value, as appropriate with unrealized gains and losses reflected in income.

2. Significant Accounting Policies (continued)

Market value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying financial instruments, as well as other relevant statistical measurements.

Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions and the related revenues and expenses are recorded on a trade date basis. Proprietary securities and commodities transactions and the related revenues and expenses are recorded on a trade date basis.

Collateralized Financing Arrangements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired at their contractual amounts plus accrued interest. Open repurchase and resale agreements are presented net by counterparty on the Statement of Financial Condition where net presentation is permitted by Financial Accounting Standards Board Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under agreements to repurchase. A significant amount of these transactions are collateralized by United States government and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and requests or returns additional collateral when deemed appropriate.

Securities borrowed and securities loaned are included on the Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. Securities received as collateral for securities loaned are recorded at market value on the Statement of Financial Condition. The Company monitors the market value of the

2. Significant Accounting Policies (continued)

securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated lives of furniture and equipment range from three to seven years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, ranging up to ten years.

Revenues
Interest and dividend revenues are earned primarily from financial instruments and collateralized short-term financing agreements and are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

Commission revenues consist principally of fees charged to clients, primarily institutions, for the execution of trades made on their behalf and are recorded on a trade-date basis as securities transactions occur.

Principal transaction revenues include realized and unrealized gains and losses from proprietary trading.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Expenses
Interest expense is incurred primarily on short-term borrowings, collateralized short-term financing agreements and subordinated liabilities and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Reimbursed expenses from affiliates reflect expense reimbursements from affiliates for certain expenses incurred and services rendered by the Company on their behalf and are reflected as a reduction of expenses.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Financial Accounting Standards Board Statement ("SFAS") No. 109, *Accounting for Income Taxes*.

3. Cash and Securities Segregated Pursuant to Federal and Other Regulations

Cash of $187 million has been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash of $172 million and U.S. government securities with a market value of $6.0 million are segregated pursuant to Commodity Futures Trading Commission ("CFTC") Regulations 1.20 and 30.7, and represent funds deposited by commodity customers and funds accruing to them as a result of trades or contracts.

4. Receivables From and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment / receipt versus payment and cash transactions.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2004 (dollars in thousands):

	Receivables	Payables
Securities failed to deliver/receive	$310,329	$401,738
Payables to brokers and dealers, net	-	1,241,262
Receivables from/payables to clearing organizations	36,348	16,185
Valuation gains on TBA forwards, net	35,817	-
Valuation gains/losses on credit default swaps	7	20,182
Other	16,036	8,008
	$398,537	$1,687,375

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

6. Bank Borrowings

Bank borrowings at March 31, 2004 consist of bank overdrafts of $4.8 million.

7. Subordinated Borrowings

The following subordinated borrowings are covered by agreements approved by the NYSE and are included by the Company in net capital, as defined, under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Lender	Principal	Maturity Date	Interest Rate
NHA	$500,000,000	March 31, 2008	Variable
NHA	$950,000,000	December 31, 2008	Variable

7. Subordinated Borrowings (continued)

At March 31, 2004, the interest rate on these loans was 1.18%, which is based on NHA's adjusted cost of funds.

On March 1, 2004, the Company paid off the principal amount, plus interest, of its subordinated cash equity loan of $250 million to NHA, due April 24, 2006. Concurrently, a new subordinated cash equity loan in the amount of $500 million from NHA was established. The maturity date of the new loan is March 31, 2008 and it bears interest at a rate, which approximates NHA adjusted cost of funds. Additionally, the Company made withdrawals and repayments under its revolving subordinated agreement with NHA during the year ended March 31, 2004.

8. Derivatives and Other Financial Instruments with Off-Balance Sheet Risk

Derivatives are financial instruments, which include options, futures, and forward contracts, whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded on an exchange or over-the-counter. Exchange-traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties and relate specifically to forward contracts. The Company records its derivative activities at fair value on the Statement of Financial Condition and unrealized gains and losses are recognized in income.

In the normal course of business, the Company enters into transactions for delayed-delivery, to-be-announced ("TBA"), and when-issued securities which are recorded on the Statement of Financial Condition at the net of unrealized gains and losses by counterparty. The Company enters into transactions in options, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities. Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company

8. Derivatives and Other Financial Instruments with Off-Balance Sheet Risk (continued)

has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company has sold securities it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation on the Statement of Financial Condition at March 31, 2004, at market values of such securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2004. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

At March 31, 2004, the Company has commitments to enter into future resale and repurchase agreements totaling $1.94 billion and $1.96 billion, respectively. These transactions are not recorded on the Statement of Financial Condition. At March 31, 2004, the Company had also borrowed securities and pledged securities against those borrowed securities.

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

The Company does not expect nonperformance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of forward limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. Accordingly, the Company believes it has effective procedures for evaluating and limiting its credit and market risks.

9. Fair Value of Financial Instruments

The fair value of derivative financial assets and liabilities held or issued for trading purposes included on the Statement of Financial Condition at March 31, 2004, are presented below (dollars in thousands):

	Assets	Liabilities
Purchased options	$ 41,404	$ -
Written options	-	40,330
Futures contracts	-	7,995
Credit default swaps	7	20,182
Forward contracts	35,883	25
	$ 77,294	$ 68,532

The fair value of futures and forward contracts is included in Receivables from and Payables to brokers, dealers and clearing organizations on the Statement of Financial Condition. As of March 31, 2004, the Company has engaged in various credit default swap transactions to hedge issuer credit risk associated with financing its convertible arbitrage trading portfolio. The fair value of these credit default swap transactions is also included in Receivables from or Payables to Brokers, dealers and clearing organizations on the Statement of Financial Condition.

Management estimates that the net fair value of all financial instruments recognized on the Statement of Financial Condition (including resale and repurchase agreements, securities borrowed and loaned, financial instruments owned and sold, receivables and payables, short-term borrowings and accrued and subordinated liabilities) approximate their carrying value, as such financial instruments are either carried at fair value or are short-term in nature, bear interest at current market rates or are subject to repricing.

10. Secured Financing Transactions

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2004, the market value of securities collateralizing securities

10. Secured Financing Transactions (continued)

purchased under agreements to resell and securities borrowed was $25.77 billion and $18.03 billion, respectively, substantially all of which was sold, repledged, or delivered to counterparties to cover short positions at March 31, 2004. The average effective interest rate on these transactions was approximately .94%.

At March 31, 2004, the Company has also pledged $17.4 billion of financial instruments owned, $10.9 billion of which represent proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them.

11. Commitments and Contingent Liabilities

The Company provides letters of credit issued by various banks to counterparties to satisfy various collateral and margin requirements in lieu of depositing cash or securities. At March 31, 2004, letters of credit outstanding were $454 million.

The Company is committed under contracts with key employees to pay guaranteed bonuses of approximately $937,000 for the fiscal year ended March 31, 2005 and approximately $37.3 million thereafter.

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition or results of operations of the Company.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such

11. Commitments and Contingent Liabilities (continued)

that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

12. Transactions with Related Parties

The Company regularly enters into dealer, trading and financing transactions with NHI and affiliates. In addition, NHA provides office space and other equipment for use by the Company. At March 31, 2004, balances with related parties are included in the accompanying Statement of Financial Condition captions (dollars in thousands):

Assets:	
Securities purchased under agreements to resell	$3,003,299
Securities borrowed	93,398
Receivables from brokers, dealers and clearing organizations	4,085
Interest receivable	3,615
Other assets	23,140
Liabilities:	
Securities sold under agreements to repurchase	2,042,718
Securities loaned	4,910,395
Payables to customers	58,295
Interest payable	5,039
Other payables	37,880
Subordinated borrowings	1,450,000

13. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income taxes were paid to NHA. As such, taxes payable to NHA of approximately $5.4 million is included in Other payables. In addition, taxes receivable

13. Income Taxes (continued)

from various state jurisdictions of $78,000 is included in Other assets on the Statement of Financial Condition as of March 31, 2004.

The components of the Company's net deferred tax liability at March 31, 2004 are as follows (dollars in thousands):

Deferred tax asset	$ 153,837
Less valuation allowance	(153,804)
	33
Deferred tax liability	(42)
Net deferred tax liability	$ (9)

SFAS 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross deferred tax asset relates primarily to net operating loss carryforwards, other compensation accruals and certain other accrued expenses. The gross deferred tax liability relates to the Company's income/losses.

A valuation allowance of $153.8 million has been established against the Company's deferred tax assets in accordance with the realization criteria set forth in SFAS No. 109.

At March 31, 2004, the Company had federal net operating loss carryforwards of approximately $203.9 million which begin to expire in the year ending March 31, 2019. In addition, at March 31, 2004, the Company had New York State and City net operating loss carryforwards of approximately $370 million which begin to expire in the year ending March 31, 2019.

14. Retirement Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.

15. Net Capital

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The Company is required to maintain net capital in accordance with Rule 15c3-1, CFTC Regulation 1.17 or various other exchange requirements, whichever is greater. At March 31, 2004, the higher net capital requirement was the CFTC's Regulation 1.17. At March 31, 2004, the Company had net capital of $671 million which was $657 million in excess of required net capital.